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                             March 10, 2023

       Francisco Salva
       President and Chief Executive Officer
       Azitra Inc
       21 Business Park Drive
       Branford, CT 06405

                                                        Re: Azitra Inc
                                                            Registration
Statement on Form S-1
                                                            Filed February 21,
2023
                                                            File No. 333-269876

       Dear Francisco Salva:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed February 21, 2023

       Our Company, page 1

   1. We note your revised disclosure in response to prior comment 2. Please revise the first sentence in this
section to avoid any implication that your therapies presently "can be applied topically to
treat diseases of the skin."
       Our Strategy, page 2

   2. We note your revised disclosure on page 54 in response to prior comment 18. Please revise your Summary
disclosure on page 2 to explain that the technology you license from the Fred Hutchison
Cancer Center is not incorporated into any of your current product candidates.
 Francisco Salva
Azitra Inc
March 10, 2023
Page 2
Pipeline Table, page 2

3. We refer to prior comment 4 and note your revised pipeline table on page 2 and its inclusion in the new cover graphics. Please revise both pipeline presentations to clarify the status of the Consumer Health Programs and the commercialization rights to the products under development. In this regard, it is unclear what the arrow depicts in this section. In addition it is not clear from your presentation what the Bayer symbol represents.

Our Market Oppportunity, page 4

4. We note your response to prior comment 6. With reference to your disclosure on page 56, please revise the disclosure on page 4 to clarify that the market opportunity is an estimate of the market in the mid-2030s. With reference to your disclosure on page 66-67, tell us whether the $250 million estimate takes into account that the US composition of matter patent covering recombinant bacteria for treating abnormal skin conditions expires in
         2035.
Our Business Strategies, page 52

5. We note your revised disclosures in response to prior comment 16. Please revise the disclosure concerning the clinical trial agreement with Yale to explain the status of the observational trial. Discuss material financial arrangements concerning the agreement.
Bayer Joint Development Agreement, page 64

6. Please revise to disclose the term and termination provisions of the Joint Development
         Agreement and restore the disclosure concerning the option period. Discuss the planned timeline for conducting the in vitro and ex vivo characterization work and any other additional work that is required before there would be delivery of the results of the
         JDA development activities to Bayer. With reference to prior comment 21, please revise to clarify that no commercial license has been negotiated and this will only occur after
         Bayer has reviewed the data.
Preclinical Data for ATR-01, page 64
FirstName LastNameFrancisco Salva
7. We note your response to our prior comment 17; however, please further expand your
Comapany    NameAzitra
       disclosure        Inc narrative disclosure to explain graphs B, C and D
regarding the
                  to include
March mouse   models.
       10, 2023 Page 2
FirstName LastName
 Francisco Salva
FirstName
Azitra Inc LastNameFrancisco Salva
Comapany
March      NameAzitra Inc
       10, 2023
March3 10, 2023 Page 3
Page
FirstName LastName
General

8. Please remove the graphic highlighting the peak sales figure. In this regard, we note that you have not commenced clinical trials and your disclosure on page 56 indicates that the estimate is based on multiple assumptions and is an estimate for the market in the mid-
         2030s. For additional guidance, please refer to Compliance Disclosure Interpretations,
         Securities Act Forms, Question 101.03.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Cindy Polynice at 202-551-8707 or Joe McCann at 202-551-6262 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Daniel K. Donahue, Esq.